

02040966

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}   **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended _____December 31, 2001_____

{ }   **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number _____1-13934_____

A. Full title of the plan:

ASTRAL AVIATION, INC. 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST EXPRESS HOLDINGS, INC.
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402

001.1250056.3

1.

REQUIRED INFORMATION

The following financial statements and schedules of the Astral Aviation, Inc. 401(k) Plan (the "Plan"), prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith. McGladrey & Pullen, LLP, the current independent auditor for the Plan, audited the financial statements and schedules as of and for the year ended December 31, 2001. The former independent auditor for the Plan, Deloitte & Touche LLP, audited the financial statements and schedules as of and for the year ended December 31, 2000.

ASTRAL AVIATION, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2001

ASTRAL AVIATION, INC. 401(k) PLAN

CONTENTS	PAGE
INDEPENDENT AUDITOR'S REPORTS	
Current year	1
Previous year	2
FINANCIAL STATEMENTS	
Statements of net assets available for benefits	3
Statement of changes in net assets available for benefits	4
Notes to financial statements	5
SUPPLEMENTAL SCHEDULE	
Schedule of assets (held at end of year)	9



INDEPENDENT AUDITOR'S REPORT

To the Plan
Astral Aviation, Inc. 401(k) Plan
Oak Creek, Wisconsin

We have audited the accompanying statement of net assets available for benefits of Astral Aviation, Inc. 401(k) Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 14, 2002

1

5.

Deloitte & Touche LLP
Suite 2300
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Tel: (414) 271-3000
Fax: (414) 347-6200
www.deloitte.com

**Deloitte
& Touche**

INDEPENDENT AUDITORS' REPORT

Astral Aviation, Inc. 401(k) Plan:

We have audited the statement of net assets available for benefits of Astral Aviation, Inc. 401(k) Plan (the "Plan") as of December 31, 2000, listed in the Table of Contents. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.

In our opinion, such statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 5, 2001

**Deloitte
Touche
Tohmatsu**

6.

ASTRAL AVIATION, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at fair value		
Interest in the Midwest Express Holdings, Inc. Master Trust	$ 172,747	$ 122,841
Other investments	2,270,035	1,776,463
Total investments	2,442,782	1,899,304
Accrued Interest and Dividends	965	543
Total assets	2,443,747	1,899,847
LIABILITIES		
Excess Contributions Payable	9,383	-
NET ASSETS AVAILABLE FOR BENEFITS	$ 2,434,364	$ 1,899,847

See Notes to Financial Statements.

ASTRAL AVIATION, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2001

ADDITIONS		
Investment income (loss):		
Interest in earnings of master trust	$	(1,681)
Net depreciation in fair value of other investments		(174,395)
Interest and dividends		25,049
Net investment loss		(151,027)
Contributions:		
Employer		204,925
Participants		554,628
Participant rollovers		119,210
Transfers from Midwest Express Airlines Savings and		
Investment Plan		115,285
Total contributions		994,048
Total additions		843,021
DEDUCTIONS		
Distributions to participants		172,178
Administrative expenses		200
Transfers to Midwest Express Airlines Savings and		
Investment Plan		136,126
Total deductions		308,504
Net increase		534,517
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning		1,899,847
Ending	$	2,434,364

See Notes to Financial Statements.

8.

ASTRAL AVIATION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following brief description of the Astral Aviation, Inc. (Astral) 401(k) Plan (the Plan) is provided for general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution 401(k) savings plan covering certain employees of Astral. Substantially all salaried and hourly employees are eligible to participate after completing three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Participants may elect to make before and after tax contributions to the Plan subject to Plan and Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Non-participant directed investments consist of the initial profit sharing contribution at the Plan inception which is required to remain in the Midwest Express Airlines Stock Fund per the Plan document. Prior to October 1, 2001, Astral made matching contributions of amounts equal to 50 percent of the first 10 percent of base compensation that a participant contributed to the Plan. Effective October 1, 2001, matching contributions are equal to 25 percent of the first 10 percent of base compensation. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) Astral's contributions, (b) Plan earnings, and (c) charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Astral's contribution portion of their account plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after seven years of credited service, upon death, total disability, or attainment of the age of 65, in the employer's matching contribution portion of their account.

Investment Options: Except for the initial profit sharing contribution discussed above which is non-participant directed, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan's literature. Participants may change their investment options daily.

Participant Loans: Participants may request a loan against their respective accounts of up to the lesser of $50,000 or 50 percent of the value of their account balance. The rate of interest charged on a participant's loan is determined by the plan administrator based on market rates.

Payment of Benefits: Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant's vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participant consents.

Note 1. Plan Description (Continued)

Benefits Payable: Net assets available for benefits includes benefits of approximately $17,900 and $2,800 due to participants who have withdrawn from participation in the Plan as of December 31, 2001 and 2000, respectively.

Forfeited Accounts: At December 31, 2001 forfeited nonvested accounts totaled $28,897. These accounts will be used to reduce future employer contributions. Also, in 2001, employer contributions were reduced by $34,452.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Interest in Master Trust: The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the Master Trust), which was established as of January 1, 1997, to hold the Plan's and an affiliate's plan investments in the common stock of Midwest Express Holdings, Inc. Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition: Investments are stated at fair value based on quoted or reported market values. Purchases and sales of securities are recorded on a trade date basis and investment income is recorded as earned. Net appreciation or depreciation in fair values of investments includes both realized and unrealized investment gains and losses.

Note 3. Related Party Transactions

Astral provides certain accounting and administrative services to the Plan for which no fees are charged. In addition, Astral pays certain outside administrative expenses of the Plan. Certain Plan investments are shares of funds managed by M&I Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $200 for the year ended December 31, 2001.

10.

NOTES TO FINANCIAL STATEMENTS

Note 4. Interest in Master Trust

Investments held in the Master Trust at December 31, 2001 and 2000 were as follows:

	2001	2000
Common stock	$ 11,192,156	$ 9,587,075
Cash and cash equivalents	41,790	309,060
Due from broker	226,217	-
Accrued interest income	430	2,100
Total investments	$ 11,460,593	$ 9,898,235

The above amounts include non-participant directed investments of $1,382,437 and $1,480,765 at December 31, 2001 and 2000, respectively.

The net investment loss of the Master Trust for the year ended December 31, 2001 was as follows:

Depreciation in fair value of investments	$ (45,199)
Other	15,676
Net investment loss	$ (29,523)

The Plan's interest in the Master Trust as a percentage of net assets of the Master Trust was approximately one percent at December 31, 2001 and 2000.

\\.

ASTRAL AVIATION, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5. Investments

The fair value of investments that individually represent five percent or more of the Plan's net assets consist of the following as of December 31, 2001 and 2000:

	2001	2000
Fidelity Magellan Fund	$ 685,093	$ 522,862
Fidelity Puritan Fund	217,260	203,800
Fidelity Managers Special Equity Fund	336,415	305,700
Marshall Mid Cap Growth Fund	454,376	354,564
Interest in the Midwest Express Holdings, Inc. Master Trust **	172,747	122,841
Marshall Equity Income Fund	178,520	123,522
Marshall International Fund	*	105,772
M&I Stable Principal Fund	129,535	*

* Investment does not exceed five percent of net assets.
** Includes $2,634 and $1,938 of non-participant directed funds as of December 31, 2001 and 2000, respectively.

The Plan's other investments including those bought, sold, and held during the year ended December 31, 2001, depreciated in value as follows:

Registered investment companies	$ (173,641)
Common stock	(754)
Net depreciation in fair value of other investments	$ (174,395)

Note 6. Plan Termination

Although is has not expressed any intent to do so, Astral has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

Note 7. Tax Status

The IRS has determined and informed Astral by a letter dated September 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, Astral believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

ASTRAL AVIATION, INC. 401(k) PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master Trust; 1% interest *	$ 172,747
Common collective funds:	
M&I Stable Principal Fund *	129,535
Registered investment companies:	
Fidelity Magellan Fund	685,093
Fidelity Puritan Fund	217,260
Fidelity Managers Special Equity Fund	336,415
Marshall International Fund *	102,016
Marshall Mid Cap Growth Fund *	454,376
Marshall Equity Income Fund *	178,520
Vanguard Total Bond Market Index Fund	74,005
Common stock:	
Kimberly Clark Corporation	5,865
Participant loans; interest rates ranging from 6% to 9.5%; due through 2015 *	86,950
Total investments	$ 2,442,782

*Party-in-interest

13.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Astral Aviation, Inc. 401(k) Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAL AVIATION, INC. 401(K) PLAN

June 28, 2002

By /s/ _____
Robert S. Bahlman
Member of the Astral Aviation, Inc. 401(k) Plan
Advisory Committee

14.

EXHIBIT INDEX
ASTRAL AVIATION INC. 401(K) PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Exhibit No.	Description	Page Number in Sequentially Numbered Form 11-K
(23.1)	Consent of McGladrey & Pullen LLP, Independent Auditors.	16
(23.2)	Consent of Deloitte & Touche LLP, Independent Auditors.	17

001.1250056.3

EXHIBIT (23.1)



Certified Public Accountants



International

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in Registration Statement No. 33-97592 of Midwest Express Holdings, Inc. on Form S-8 of our report dated June 14, 2002 on the financial statements of Astral Aviation, 401(k) Plan as of and for the year ended December 31, 2001, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 27, 2002

EXHIBIT (23.2)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-18127 of Midwest Express Holdings, Inc. on Form S-8 of our report dated June 5, 2001, appearing in this Annual Report on Form 11-K of Astral Aviation, Inc. 401(k) Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin
June 26, 2002